UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of April 2020
Commission File No.:001-35773

REDHILL BIOPHARMA LTD.

(Translation of registrant’s name into English)

21 Ha'arba'a Street, Tel Aviv, 6473921, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Attached hereto and incorporated herein by reference is the notice and proxy statement for the annual general meeting of shareholders of the Company scheduled for May 4, 2020.

This Form 6-K is incorporated by reference into the Company's Registration Statements on Form S-8 filed with the Securities and Exchange Commission on May 2, 2013 (Registration No. 333-188286), on October 29, 2015 (Registration No. 333-207654), on July 25, 2017 (Registration No. 333-219441), on May 23, 2018 (Registration No. 333-225122) and on July 24, 2019 (File No. 333-232776) and its Registration Statements on Form F-3 filed with the Securities and Exchange Commission on February 25, 2016 (Registration No. 333-209702), on July 23, 2018 (File No. 333-226278) and on July 24, 2019 (File No. 333-232777).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

REDHILL BIOPHARMA LTD.
(the "Registrant")

Date: April 1, 2020	By:	/s/ Dror Ben-Asher
Dror Ben-Asher
Chief Executive Officer

REDHILL BIOPHARMA LTD.
21 Ha'arba'a Street

Tel-Aviv 6473921

Israel

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

To Be Held on May 4, 2020

The Annual General Meeting of Shareholders of RedHill Biopharma Ltd. (the “Company”), will be held at the offices of the Company, 21 Ha'arba'a Street, 16th Floor, Tel-Aviv, Israel, on May 4, 2020, at 3:00 p.m. Israel time, or at any adjournments thereof (the “General Meeting”), for the following purposes:

1.	To appoint Kesselman & Kesselman, certified public accountants in Israel and a member of PricewaterhouseCoopers International Limited, as the Company’s auditors for the year 2020 and for an additional period until the next Annual General Meeting; and to inform the shareholders of the aggregate compensation paid to the auditors for the year ended December 31, 2019;

2.	To approve the re-election of Mr. Rick D. Scruggs to the board of directors of the Company (the "Board of Directors"), and the election of Dr. Shmuel Cabilly and Mr. Giuseppe Cipriano to the Board of Directors for an additional three-year term until the annual general meeting to be held in 2023;

3.	To approve the re-election of Mr. Nicolas Weinstein to the Board of Directors, for an additional one-year term until the annual general meeting to be held in 2021;

4.	To approve an amendment to the Company's Compensation Policy;

5.	To approve an amendment of the Company’s Amended and Restated Award Plan (2010);

6.	To approve the engagement by the Company of Mr. Dror Ben-Asher to serve as the Company's Chairman of the Board of Directors and the Company's Chief Executive Officer;

7.	To approve a grant of options to purchase American Depository Shares (“ADSs”) (each representing 10 ordinary shares, par value NIS 0.01 per share) (“Ordinary Shares”) of the Company to the non-executive directors of the Company;

8.	To approve the grant of options to purchase ADS’s of the Company to Mr. Dror Ben-Asher;

9.	To approve revisions to the compensation terms and the grant of options to purchase ADS’s of the Company to Mr. Rick D. Scruggs, the Company’s Chief Commercial Officer;

10.	To approve an extension of options to purchase ADSs of the Company granted to certain Company directors;

11.	To approve an extension of options to purchase ADSs of the Company granted to Mr. Dror Ben-Asher;

12.	To approve the repricing of options exercisable into ADSs of the Company granted to the Company’s directors;

13.	To approve the repricing of options exercisable into ADSs of the Company granted to Mr. Dror Ben-Asher; and

14.	To approve an increase in the Company’s authorized share capital.

In addition, shareholders at the General Meeting will have an opportunity to review and ask questions regarding the financial statements of the Company for the fiscal year ended December 31, 2019.

The Company is currently unaware of any other matters that may be raised at the General Meeting. Should any other matters be properly raised at the General Meeting, the persons designated as proxies shall vote according to their own judgment on those matters.

Only holders of record of Ordinary Shares and holders of record of ADSs, evidenced by American Depositary Receipts issued by The Bank of New York Mellon at the close of business on April 1, 2020 shall be entitled to receive notice of and to vote at the General Meeting.

The Board of Directors recommends that you vote FOR the proposals, as specified on the enclosed form of proxy.

Whether or not you plan to attend the General Meeting, it is important that your ADSs or ordinary shares be represented. Accordingly, you are kindly requested to complete, date, sign and mail the enclosed proxy in the envelope provided at your earliest convenience so that it will be received no later than four hours prior to the General Meeting. Execution of a proxy will not in any way affect a shareholder’s right to attend the General Meeting and vote in person, and any person giving a proxy has the right to revoke it at any time before it is exercised.

Shareholders who hold ordinary shares through members of the Tel-Aviv Stock Exchange Ltd. ("TASE"), who did not convert their ordinary shares to ADSs, may vote in the General Meeting in person or vote through the enclosed proxy card, which also serves as their voting card, by completing, dating, signing and mailing the proxy card to the Company’s offices so that it is received by the Company no later than May 4, 2020 at 9:00 a.m. Israel time, and must also provide the Company with a copy of their identity card, passport or certificate of incorporation (as the case may be), and an ownership certificate confirming their ownership of the Company’s ordinary shares on the Record Date. Such certificate must be approved by a recognized financial institution, as required by the Israeli Companies Regulations (Proof of Ownership of Shares for Voting at General Meeting) of 2000, as amended.

ADS holders should return their proxies by the date set forth on their form of proxy.

Shareholders wishing to express their position on an agenda item for this General Meeting may do so by submitting a written statement (“Position Statement”) to the Company’s offices, c/o Mr. Micha Ben Chorin, at 21 Ha'arba'a Street, Tel-Aviv, 6473921 Israel, by no later than April 23, 2020. Any Position Statement received, that is in accordance with the guidelines set by the Israel Companies Law, will be furnished to the U.S. Securities and Exchange Commission (the “Commission”) on Form 6-K, and will be made available to the public on the Commission’s website at http://www.sec.gov.

If within half an hour from the time appointed for the General Meeting a quorum is not present, the General Meeting shall be adjourned to the next business day following the day of the scheduled General Meeting, at the same time and place, or at another day, time and place prescribed by the Board of Directors in a notification to the shareholders.

This Notice and the documents mentioned therein, as well as the proposed resolutions on the agenda, will be made available to the public on the Company's website http://www.redhillbio.com and on the Commission’s website at http://www.sec.gov.

By Order of the Board of Directors,

Dror Ben-Asher
Chairman of the Board of Directors

Tel-Aviv, Israel

April 1, 2020

REDHILL BIOPHARMA LTD.

21 Ha'arba'a Street

Tel-Aviv 6473921

Israel

PROXY STATEMENT

FOR ANNUAL GENERAL MEETING OF SHAREHOLDERS

TO BE HELD ON MAY 4, 2020

This Proxy Statement is furnished to the holders of ordinary shares, par value NIS 0.01 per share (the “Ordinary Shares”), and to holders of American Depository Shares (“ADSs”), evidenced by American Depositary Receipts issued by The Bank of New York Mellon (“BNY Mellon”), of RedHill Biopharma Ltd. (the “Company” or “RedHill”) in connection with the solicitation by the board of directors of the Company (the “Board of Directors” or the “Board”) of proxies for use at the Annual General Meeting of Shareholders (the “General Meeting”), to be held on Monday, May 4, 2020, at 3:00 p.m. Israel time at the offices of the Company, 21 Ha'arba'a Street, 16th Floor, Tel-Aviv, Israel, or at any adjournments thereof.

It is proposed at the General Meeting to adopt the following proposals or to consider the following items:

1.	To appoint Kesselman & Kesselman, certified public accountants in Israel and a member of PricewaterhouseCoopers International Limited, as the Company’s auditors for the year 2020 and for an additional period until the next Annual General Meeting; and to inform the shareholders of the aggregate compensation paid to the auditors for the year ended December 31, 2019;

2.	To approve the re-election of Mr. Rick D. Scruggs to the Board of Directors, and the election of Dr. Shmuel Cabilly and Mr. Giuseppe Cipriano to the Board of Directors for an additional three-year term until the annual general meeting to be held in 2023;

3.	To approve the re-election of Mr. Nicolas Weinstein to the Board of Directors, for an additional one-year term until the annual general meeting to be held in 2021;

4.	To approve an amendment to the Company's Compensation Policy;

5.	To approve an amendment of the Company’s Amended and Restated Award Plan (2010);

6.	To approve the engagement by the Company of Mr. Dror Ben-Asher to serve as the Company's Chairman of the Board of Directors and the Company's Chief Executive Officer;

7.	To approve a grant of options to purchase ADSs of the Company to the non-executive directors of the Company;

8.	To approve the grant of options to purchase ADS’s of the Company to Mr. Dror Ben-Asher;

9.	To approve revisions to the compensation terms and the grant of options to purchase ADS’s of the Company to Mr. Rick D. Scruggs, the Company’s Chief Commercial Officer;

10.	To approve an extension of options to purchase ADSs of the Company granted to certain Company directors;

11.	To approve an extension of options to purchase ADSs of the Company granted to Mr. Dror Ben-Asher;

12.	To approve the repricing of options exercisable into ADSs of the Company granted to the Company’s directors;

13.	To approve the repricing of options exercisable into ADSs of the Company granted to Mr. Dror Ben-Asher; and

14.	To approve an increase in the Company’s authorized share capital.

In addition, shareholders at the General Meeting will have an opportunity to review and ask questions regarding the financial statements of the Company for the fiscal year ended December 31, 2019.

The Company is currently unaware of any other matters that may be raised at the General Meeting. Should any other matters be properly raised at the General Meeting, the persons designated as proxies shall vote according to their own judgment on those matters.

Shareholders may present proposals for consideration at the General Meeting by submitting their proposals to the Company no later than April 2, 2020 in accordance with applicable law.

Shareholders Entitled to Vote

Only holders of ADSs and Ordinary Shares of record at the close of business on April 1, 2020 (the “Record Date”), shall be entitled to receive notice of and to vote at the General Meeting. At the close of business on March 31, 2020, the Company had outstanding 352,695,668 Ordinary Shares (represented by 35,269,566 ADSs), each of which is entitled to one vote on each of the matters to be presented at the General Meeting.

Proxies

A form of proxy card for use at the General Meeting is attached to this Proxy Statement and has been sent to the holders of ADSs and Ordinary Shares together with a prepaid return envelope for the proxy. By executing the proxy card and appointing “proxies”, holders of ADSs and Ordinary Shares may vote at the General Meeting, whether or not they attend.

ADS holders should return their proxies in the enclosed form to BNY Mellon by the date set forth on the proxy card. If a properly executed proxy is received by the BNY Mellon by the date set forth on the proxy card, all of the Ordinary Shares represented by the proxy shall be voted as indicated on the proxy card.

Shareholders who hold ordinary shares through members of the Tel-Aviv Stock Exchange Ltd. ("TASE"), who did not convert their ordinary shares to ADSs, may vote in the General Meeting in person or vote through the attached form of proxy card, which also serves as their voting card, by completing, dating, signing and mailing the proxy card to the Company’s offices so that it is received by the Company no later than May 4, 2020 at 9:00 a.m. Israel time, and must also provide the Company with a copy of their identity card, passport or certificate of incorporation (as the case may be), and an ownership certificate confirming their ownership of the Company’s ordinary shares on the Record Date. Such certificate must be approved by a recognized financial institution, as required by the Israeli Companies Regulations (Proof of Ownership of Shares for Voting at General Meeting) of 2000, as amended.

Subject to applicable law and the rules of the NASDAQ Stock Market, in the absence of instructions, the ADSs and Ordinary Shares represented by properly executed and received proxies will be voted FOR all of the proposed resolutions to be presented at the General Meeting for which the Board of Directors recommends a “FOR”. Holders of ADSs and Ordinary Shares may revoke their proxies at any time before the deadline for receipt of proxies by filing with the Company (in the case of holders of Ordinary Shares) or with BNY Mellon (in the case of holders of ADSs) a written notice of revocation or duly executed proxy bearing a later date.

Expenses and Solicitation

The Board of Directors is soliciting proxies for use at the General Meeting. The Company expects to mail this Proxy Statement and the accompanying proxy cards to ADS holders on or about April 3, 2020. In addition to solicitation of proxies to holders of ADSs and Ordinary Shares by mail, certain officers, directors, employees and agents of the Company, may solicit proxies by telephone, mail or other personal contact. The Company shall bear the cost of the solicitation of the proxies, including postage, printing and handling and shall reimburse the reasonable expenses of brokerage firms and others for forwarding materials to beneficial owners of ADSs or Ordinary Shares. In addition, we have retained Kingsdale Advisors (“Kingsdale”) to assist in the solicitation of proxies.

This proxy statement and proxy card shall also serve as a voting deed (ktav hatzba’a), as such term is defined under the Israel Companies Law 1999 (the “Companies Law”).

Quorum and Voting

Two or more shareholders holding ADSs or Ordinary Shares conferring in the aggregate at least twenty-five percent (25%) of the voting power of the Company, present in person or by proxy at the General Meeting and entitled to vote thereat, shall constitute a quorum. If within half an hour from the time appointed for the General Meeting a quorum is not present, the General Meeting shall be adjourned to the next business day following the day of the scheduled meeting, at the same time and place, or at such other day, time and place as shall be prescribed by the Board of Directors in a notification to the shareholders. At such reconvened meeting, any one (1) shareholder present in person or by proxy shall constitute a quorum regardless of the number of Ordinary Shares represented.

The approval of Proposals 1, 2, 3, 5, 7, 10, 12 and 14 each requires the affirmative vote of at least a majority of the voting power represented at the General Meeting, in person or by proxy, and voting on the matter presented.

The approval of Proposals 4, 6, 8, 9, 11 and 13 each requires the affirmative vote of at least a majority of the voting power represented at the General Meeting, in person or by proxy, and voting on the matter presented, provided that either: (i) such majority vote at the General Meeting shall include at least a majority of the total votes of shareholders who are not controlling shareholders of the Company (as defined in the Companies Law) and do not have a personal interest in the approval of the proposal, participating in the voting at the General Meeting, in person or by proxy, without taking abstentions into account; or (ii) the total number of votes of the non-controlling shareholders mentioned in clause (i) above that are voted against such proposal does not exceed two percent (2%) of the total voting rights in the Company.

For this purpose, “personal interest” is defined under the Companies Law as: (1) a shareholder’s personal interest in the approval of an act or a transaction of the Company, including (i) the personal interest of any of his or her relatives (which includes for these purposes the foregoing shareholder’s spouse, siblings, parents, grandparents, descendants, and spouse’s descendants, siblings, and parents, and the spouse of any of the foregoing); (ii) a personal interest of a corporation in which a shareholder or any of his/her aforementioned relatives serve as a director or the Chief Executive Officer, owns at least 5% of its issued share capital or its voting rights or has the right to appoint a director or Chief Executive Officer; and (iii) a personal interest of an individual voting via a power of attorney given by a third party (even if the empowering shareholder has no personal interest), and the vote of an attorney-in-fact shall be considered a personal interest vote if the empowering shareholder has a personal interest, and all with no regard as to whether the attorney-in-fact has voting discretion or not, but (2) excludes a personal interest arising solely from the fact of holding shares in the Company.

Please note that you are required to indicate on the proxy card with respect to Proposals 4, 6, 8, 9, 11 and 13 whether you are a controlling shareholder of the Company, or acting on its behalf or not, and whether you have a personal interest in the approval of the proposals as provided above or not. If you fail to so indicate on the proxy card, your vote may not be counted with respect to the proposal(s) for which you failed to provide notification.

Shareholders wishing to express their position on an agenda item for this General Meeting may do so by submitting a written statement (“Position Statement”) to the Company’s offices, c/o Mr. Micha Ben Chorin, at 21 Ha'arba'a Street, Tel-Aviv, 6473921 Israel. Any Position Statement received, that is in accordance with the guidelines set by the Israel Companies Law, will be furnished to the U.S. Securities and Exchange Commission (the “Commission”) on Form 6-K, and will be made available to the public on the Commission’s website at http://www.sec.gov.

Position Statements must be submitted to the Company by no later than April 23, 2020.

The rate of participation of each director in the Board of Directors meetings held during 2019 (for meetings held while each served as a member of the Board) was as follows: (i) Dror Ben-Asher - 100%, (ii) Eric Swenden - 85%, (iii) Ofer Tsimchi - 100%,(iv) Dr. Kenneth Reed - 100%, (v) Rick D. Scruggs - 100%, (vi) Alla Felder - 100%, (vii) Nicolas Weinstein - 62%, (viii) Dr. Shmuel Cabilly - 100% and (ix) Giuseppe Cipriano - 100%. The rate of participation of each director in the Board of Directors meetings held during 2018 (for meetings held while each served as a member of the Board) was as follows: (i) Dror Ben-Asher - 100%, (ii) Eric Swenden - 85%, (iii) Ofer Tsimchi - 95%, (iv) Dr. Kenneth Reed - 100%, (v) Rick D. Scruggs - 90%, (vi) Nicolas Weinstein - 50% and (vii) Dr. Shmuel Cabilly - 90%. Percentages reflect meetings held during the time each such individual served as a director of the Company.

The rate of participation of each member of the audit committee of the Board of Directors (the "Audit Committee”) in the Audit Committee meetings during 2019 (for meetings held while each served as a member of the committee) was as follows: (i) Eric Swenden - 67%, (ii) Ofer Tsimchi – 100% and (iii) Alla Felder - 100% and during 2018 was 60% for Ofer Tsimchi (other members of the Audit Committee in such year no longer serve as directors of the Company) .

The rate of participation of the members of the compensation committee of the Board of Directors (the "Compensation Committee") in the Compensation Committee meetings during 2019 (for meetings held while each served as a member of the committee) was as follows: (i) Dr. Kenneth Reed - 100%, (ii) Ofer Tsimchi – 100% and (iii) Alla Felder - 100%, and for 2018 was 100% for Ofer Tsimchi (other members of the Compensation Committee in such year no longer serve as directors of the Company).

Reporting Requirements

The Company is subject to the information reporting requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), applicable to foreign private issuers. The Company fulfills these requirements by filing reports with the Commission. The Company’s filings are available to the public on the Commission’s website at http://www.sec.gov.

As a foreign private issuer, the Company is exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements. The circulation of this notice and proxy statement should not be considered as an admission that the Company is subject to the proxy rules under the Exchange Act.

THE BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE FOR EACH OF THE PROPOSALS.

Except as specifically provided herein, the lack of a required majority for the adoption of any resolution presented shall not affect the adoption of any other resolutions for which the required majority was obtained.

We request you to carefully read this entire Proxy Statement, including the documents we refer to in this Proxy Statement. If you have any questions, need assistance in voting, or need additional material, please contact our Strategic Shareholder Advisor and Proxy Solicitation Agent, Kingsdale Advisors:

+ 1 (866) 581-1392 (toll-free in North America)

+1 (416) 867-2272 (collect outside of North America)

e-mail: contactus@kingsdaleadvisors.com

PROPOSAL NO. 1

APPOINTMENT OF AUDITORS

Under the Companies Law and the Company’s Amended and Restated Articles of Association (the “Articles”), the shareholders of the Company are authorized to appoint the Company’s independent auditors. Under the Articles, the Board of Directors, following receipt of the recommendation of the Company's audit committee, is authorized to determine the independent auditors’ remuneration. In addition, the Listing Rules of The NASDAQ Stock Market require that the Company’s audit committee approve the re-appointment and remuneration of the independent auditors.

At the General Meeting, shareholders will be asked to approve the re-appointment of Kesselman & Kesselman, certified public accountants in Israel and a member of PricewaterhouseCoopers International Limited, as the Company's auditors for the year ending December 31, 2020 and for an additional period until the next Annual General Meeting. Kesselman & Kesselman has no relationship with the Company or with any affiliate of the Company except to provide audit services and tax consulting services.

Information on fees paid to the Company's independent auditors may be found in the Company's Annual Report on Form 20-F filed with the Securities and Exchange Commission.

It is proposed that at the General Meeting, the following resolution be adopted:

“RESOLVED, that Kesselman & Kesselman be, and hereby is, appointed as the auditors of the Company for the year 2020 and for an additional period until the next annual general meeting.”

The affirmative vote of at least a majority of the voting power represented at the General Meeting, in person or by proxy and voting thereon, is required to adopt this resolution.

THE COMPANY'S AUDIT COMMITTEE AND THE BOARD OF DIRECTORS RECOMMEND A VOTE FOR APPROVAL OF THIS RESOLUTION.

PROPOSAL NO. 2

RE-ELECTION OF MR. RICK D. SCRUGGS AND ELECTION OF DR. SHMUEL CABILLY AND MR. GIUSEPPE CIPRIANO AS DIRECTORS

According to the Articles, the Company's directors are divided into three groups with as nearly equal in number of directors as practicable. The term of one group of directors expires at each annual general meeting, at which time the directors of such group are re-nominated to serve an additional three-year term that expires at the annual general meeting held in the third year following such election.

The current members of the first group are Rick D. Scruggs, Dr. Shmuel Cabilly, Giuseppe Cipriano and Nicolas Weinstein, whose terms expire as of the General Meeting. The members of the second group, currently consisting of Eric Swenden and Ofer Tsimchi, will hold office until our annual general meeting to be held in the year 2021, and the members of the third group, currently consisting of Dror Ben-Asher, Dr. Kenneth Reed and Alla Felder, will hold office until our annual general meeting to be held in the year 2022. Therefore, in order to comply with the Articles and enable the three groups of directors to have as nearly equal in number of directors as practicable, the Company is proposing that Rick D. Scruggs, Dr. Shmuel Cabilly and Giuseppe Cipriano be re-elected and elected, as the case may be, for a three-year term as part of the first group, and, as provided in Proposal 3 below, the Company is proposing that Mr. Nicolas Weinstein be elected for a one-year term and become part of the second group, which would then consist of the three members.

Proxies (other than those directing the proxy holders not to vote for the listed nominees) will be voted for the election of each of the nominees to hold office until the annual general meeting to be held in 2023, or such earlier time as they may resign or be removed from the Board of Directors, all pursuant to the terms of the Articles. The Company is not aware of any reason why any of the nominee, if elected, should not be able to serve as a director.

Each of Mr. Scruggs, Dr. Cabilly and Mr. Cipriano has attested to the Board of Directors and to the Company that he meets all the requirements in connection with the election of directors under the Companies Law, in substance as described on Appendix A.

The nominees to serve on the Board of Directors are below and the following information with respect to the nominees is supplied based upon the information furnished to the Company by the nominees:

Rick D. Scruggs has served as our Chief Commercial Officer since February 2020 and served as our Chief Operations Officer, U.S. Operations since January 1, 2019, and as a member of our board of directors since January 1, 2016. Mr. Scruggs most recently served as Executive Vice President of Business Development at Salix until its acquisition by Valeant (now Bausch Health) in March 2015. Mr. Scruggs joined Salix in 2000, after working at Oclassen Pharmaceuticals Inc. and Watson Pharmaceuticals, and helped build Salix’s commercial organization, serving in various sales and commercial trade-related positions. Mr. Scruggs was appointed as Executive Vice President in 2011 and was responsible for all business development activities as well as the worldwide distribution of Salix innovative products and intellectual property. Mr. Scruggs also served as the head of the board of directors of Oceana Therapeutics, Salix’s European subsidiary. Mr. Scruggs holds a B.S. in Criminal Justice from the Appalachian State University in North Carolina.

Dr. Shmuel Cabilly has served as a member of our Board of Directors since August 26, 2010, and has served on our compensation committee since May 5, 2011. Dr. Cabilly is a scientist and inventor in the field of immunology. In the Backman Research Institute of the City of Hope, Dr. Cabilly initiated the development of a new breakthrough technology for recombinant antibody production, which was patented and known as the “Cabilly Patent.” Dr. Cabilly was also a co-founder and a Chief Scientist of Ethrog Biotechnology, where he invented dry buffer technologies enabling the production of a liquid-free disposable apparatus for gel electrophoresis and a technology that enables the condensation of molecular separation zones to a small gel area. This technology was sold to Invitrogen in 2001. Dr. Cabilly serves as a board member at several companies, including Vidac Pharma Ltd., BioKine Therapeutics Ltd., Neuroderm Ltd., Biologic Design Ltd., and Ornim Inc. Dr. Cabilly holds a B.Sc. in Biology from the Ben Gurion University of Beer Sheva, Israel, an M.Sc. in Immunology and Microbiology from the Hebrew University of Jerusalem, Israel, and a Ph.D. in Immunology and Microbiology from the Hebrew University of Jerusalem, Israel.

Giuseppe Cipriano has served as a member of our Board of Directors since November 18, 2019. Mr. Cipriano has served as the Chief Operating Officer of Cosmo SpA since 2001 and as an executive board member of several Cosmo entities. Mr. Cipriano has significant experience in managing operations in the pharmaceutical industry, including personnel, manufacturing, and relations with drug suppliers and licensees. Mr. Cipriano holds a B.A. in Classic Languages from Manzoni Institute in Milan, Italy.

It is proposed that at the General Meeting the following resolution be adopted:

“RESOLVED, that Mr. Rick D. Scruggs, Dr. Shmuel Cabilly and Mr. Giuseppe Cipriano, and each of them hereby is, elected to hold office as a director of the Company for an additional three-year term until the annual general meeting to be held in 2023.”

The affirmative vote of at least a majority of the voting power represented at the General Meeting, in person or by proxy and voting thereon, is required to adopt this resolution.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE FOR THE NOMINEES TO THE BOARD OF DIRECTORS.

PROPOSAL NO. 3

RE-ELECTION OF MR. NICOLAS WEINSTEIN AS DIRECTOR

As described above, according to the Articles, the Company's directors are divided into three groups with as nearly equal in number of directors as practicable. Therefore, in order to comply with the Articles and enable the three groups of directors to have as nearly equal in number of directors as practicable, the Company is proposing that Mr. Nicolas Weinstein, currently a member of the first group of directors, be re-elected for a one-year term in order to become part of the second group of directors.

Proxies (other than those directing the proxy holders not to vote for the listed nominees) will be voted for the re-election of Mr. Weinstein to hold office until the 2021 Annual General Meeting, or such earlier time as he may resign or be removed from the Board of Directors, all pursuant to the terms of the Articles. The Company is not aware of any reason why Mr. Weinstein, if elected, should not be able to serve as a director.

Mr. Weinstein has attested to the Board of Directors and to the Company that he meets all the requirements in connection with the election of directors under the Companies Law, in substance as described on Appendix A.

The following information is supplied with respect to Mr. Weinstein and is based upon the information furnished to the Company by Mr. Weinstein:

Nicolas Weinstein has served as a member of our Board of Directors since May 11, 2017. Mr. Weinstein served as Managing Director of Water Bear Investments LLC, a healthcare and real estate investment services company since January 2017. From 2014 to 2015, Mr. Weinstein served as country head in Chile for Abbott Laboratories / CFR Pharmaceuticals. In 2014, Mr. Weinstein served as VP Marketing & Sales of CFR Pharmaceuticals, and from 2012 to 2013, he served as VP Business Development of CFR Pharmaceuticals. From 2008 to 2010, Mr. Weinstein served as VP Marketing & Sales of CFR Pharmaceuticals. Mr. Weinstein currently leads the healthcare and venture investments of EMC2 Fund Ltd. (“EMC2”) and its partnership interests in Olive Tree Ventures Limited Partnership (Israel) Mr. Weinstein holds an M.Sc. in Finance from Universidad Adolfo Ibanez (Chile) and an MBA from the Kellogg School of Management (2012). Mr. Weinstein was originally nominated to our Board of Directors by EMC2 pursuant to the right we granted to any investor that invested at least $15 million in the Company in our December 2016 public offering to nominate one person to our Board of Directors, subject to various conditions described in the prospectus that we filed with the Securities Exchange Commission.

It is proposed that at the General Meeting, the following resolution be adopted:

“RESOLVED, that Mr. Nicolas Weinstein be, and hereby is, re-elected to hold office as a director of the Company, for a one-year term, until the annual general meeting to be held in 2021.”

The affirmative vote of at least a majority of the voting power represented at the General Meeting, in person or by proxy and voting thereon, is required to adopt this resolution.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE FOR THE NOMINEE TO THE BOARD OF DIRECTORS.

PROPOSAL NO. 4

AMENDMENT TO THE COMPANY’S COMPENSATION POLICY

Under the Companies Law, the terms of employment and service of officers and directors of public companies, such as the Company, must be determined in accordance with a directors and officers compensation policy (the “Compensation Policy”) (except in limited circumstances set forth in the Companies Law). All companies subject to the Companies Law are required to review and re-approve their Compensation Policy based on the guidelines specified in the Companies Law every three years. The shareholders of the Company approved the previous amendment to the Company’s Compensation Policy on June 24, 2019.

On March 25, 2020, following the recommendation of the Compensation Committee, the Board of Directors approved an amendment to Sections 8.1 and 8.2 of the Compensation Policy to increase the maximum premium that may be paid by the Company for D&O insurance policies and recommended its approval by the shareholders.

The Compensation Policy currently provides that the maximum premium that may be paid by the Company for D&O insurance policies is US $1 million annually. In recent years, there have been significant changes in the D&O insurance policy market, in particular due to continued increase in class action lawsuits filed against companies traded on the U.S. public markets. These changes have caused to numerous major traditional leading D&O insurers to limit their exposure to claims, leading to significantly increased premiums for D&O insurance policies, and in particular for companies in the life science sector. As a result, the Company's Compensation Committee, followed by the Board of Directors, approved an amendment to the Compensation Policy to increase the maximum premium that may be paid by the Company for D&O insurance policies to US $2 million annually.

It is proposed that at the General Meeting, the following resolution be adopted:

“RESOLVED to approve an amendment to the Compensation Policy for the Company's directors and officers to increase the maximum premium for D&O insurance policies to US $2 million annually.”

The affirmative vote of at least a majority of the voting power represented at the General Meeting, in person or by proxy, and voting on the matter presented, is required for shareholders to approve this resolution provided that either: (i) such majority vote at the General Meeting shall include at least a majority of the total votes of shareholders who are not controlling shareholders of the Company (as defined in the Companies Law) and do not have a personal interest in the approval of the proposal, participating in the voting at the General Meeting, in person or by proxy, without taking abstentions into account; or (ii) the total number of votes of the non-controlling shareholders mentioned in clause (i) above that are voted against such proposal does not exceed two percent (2%) of the total voting rights in the Company.

THE COMPENSATION COMMITTEE AND BOARD OF DIRECTORS RECOMMENDS THAT THE SHAREHOLDERS VOTE FOR THE APPROVAL OF THE AMENDMENT TO THE COMPENSATION POLICY.

PROPOSAL NO. 5

AMENDMENT TO THE COMPANY’S AMENDED AND RESTATED AWARD PLAN (2010)

The Company’s compensation committee, followed by the Board of Directors, have approved the following amendments to the Company’s Amended and Restated Award Plan (2010) (the “Plan”):

•	increase the maximum number of Ordinary Shares reserved for issuance under the Plan by 7,873,940 Ordinary Shares (787,394 ADSs) to 59,206,448 Ordinary Shares (5,920,644 ADSs) in the aggregate, which includes Ordinary Shares underlying outstanding options. Following such increase, the number of Ordinary Shares reserved for issuance under the Plan would represent 15% of the Company's outstanding share capital on a fully diluted basis as of March 31, 2020;

•	provide that the number of Ordinary Shares that may be issued under the Plan will automatically be increased on January 1 of each calendar year such that immediately following such increase the maximum number of Ordinary Shares that may be issued under the Plan will be equal to fifteen percent (15%) of the number of outstanding Ordinary Shares on a fully diluted basis on December 31 of the immediately preceding calendar year;

•	provide that, subject to the terms of the Plan, the Board may modify, extend or renew awards made under the Plan, authorize the acceptance of the surrender of outstanding awards and grant new or replacement awards pursuant to the Plan in substitution therefor; and may provide that such modified, extended, renewed or substituted awards have such modifications and additional provisions that are authorized by the Plan and more favorable to the grantee than the surrendered award(s); provided that (A) if the exercise price or similar component of the original award was originally set at the fair market value or a specified fraction or multiple thereof, such exercise price or similar component shall not be lowered in any such modification, extension, renewal or substitution to an amount that is less than the full fair market value or such specified fraction or multiple thereof, as applicable, on the date of such modification, extension, renewal or substitution; and (B) no modification of an award granted under the Plan may adversely affect the rights or obligations of a grantee under such award without such grantee’s consent; and

•	other amendments as the Compensation Committee and Board believe are necessary to reflect the Company's recent delisting from the Tel-Aviv Stock Exchange.

The proposed changes to the Plan are included on Appendix B hereof (marked to show changes from the current version of the Plan), and the foregoing descriptions are qualified in their entirety by such Appendix B.

The Compensation Committee and Board of Directors determined that the increase in the number of Ordinary Shares reserved for issuance under the Plan is necessary in order to attract, retain and motivate eligible persons whose present and potential contributions are important to the success of the Company.

The provision providing for an automatic increase in the number of Ordinary Shares reserved for issuance under the Plan on an annual basis would give the Company flexibility to grant awards to eligible grantees of the Plan as the Company’s outstanding share capital on a fully diluted basis increases from time to time. Lastly, the provision enabling modification, extensions or renewing awards made under the Plan that do not adversely affect the rights or obligations of a grantee under such award would give the Company flexibility to make such changes to awards as may be necessary to motivate and retain eligible persons without the need for conducting a tender offer to the extent permitted under applicable law and the Nasdaq Listing Rules.

It is proposed that at the General Meeting, the following resolution be adopted:

"RESOLVED, to approve the proposed amendments to the Company’s Amended and Restated Award Plan (2010) described in Appendix B to the proxy statement."

The affirmative vote of at least a majority of the voting power represented at the General Meeting, in person or by proxy and voting thereon, is required to adopt this resolution.

The Compensation Committee AND Board OF DIRECTORS recommend that you vote FOR the approval of the amendments to the Plan.

PROPOSAL NO. 6

ENGAGEMENT OF MR. DROR BEN-ASHER AS THE COMPANY'S CHAIRMAN OF THE BOARD AND THE COMPANY'S CHIEF EXECUTIVE OFFICER

Under the Companies Law, the shareholders of the Company must approve the engagement of the Company's Chairman of the Board also as the Company's Chief Executive Officer, and such approval will be effective for a period of up to three years. The engagement of Mr. Ben-Asher as the Company's Chairman of the Board and Chief Executive Officer was previously approved for a period of three years commencing on May 4, 2017.

Mr. Dror Ben-Asher, co-founder of the Company, has served as the Company's Chief Executive Officer and as the Chairman of the Board since its creation on August 3, 2009. The Board has determined that combining the role of Chief Executive Officer and Chairman of the Board is the most effective leadership structure at the present time considering, among other things Mr. Ben-Asher’s extensive experience in various fields that are relevant to the Company’s present and planned activities, and his role as co-founder and Chief Executive Officer. As the Chief Executive Officer, Mr. Ben-Asher has detailed knowledge of the risks, opportunities and challenges facing the Company and is therefore the most appropriate person to identify strategic priorities and to develop an agenda that ensures that the Board’s time and attention are focused on the most important matters. The combined role of Chief Executive Officer and Chairman of the Board also facilitates the flow of information between management and the Board and ensures clear accountability for the implementation of the Company’s strategy and execution of its business plan.

It is proposed that at the General Meeting the following resolution be adopted:

"RESOLVED, to approve the engagement of Mr. Dror Ben-Asher with the Company as both the Company's Chairman of the Board and the Company's Chief Executive Officer for a period of three years commencing on May 4, 2020."

The affirmative vote of at least a majority of the voting power represented at the General Meeting, in person or by proxy, and voting on the matter presented, is required for shareholders to approve this resolution provided that either: (i) such majority vote at the General Meeting shall include at least a majority of the total votes of shareholders who are not controlling shareholders of the Company (as defined in the Companies Law) and do not have a personal interest in the approval of the proposal, participating in the voting at the General Meeting, in person or by proxy, without taking abstentions into account; or (ii) the total number of votes of the non-controlling shareholders mentioned in clause (i) above that are voted against such proposal does not exceed two percent (2%) of the total voting rights in the Company.

The Board of Directors recommends a vote FOR approval of the proposed resolution.

PROPOSAL NO. 7

GRANT OF OPTIONS TO PURCHASE ADSs OF THE COMPANY TO THE NON-EXECUTIVE DIRECTORS OF THE COMPANY

It is proposed to grant options to purchase ADSs of the Company to each of the following Company non-executive directors: Mr. Eric Swenden, Dr. Kenneth Reed, Mr. Ofer Tsimchi, Mr. Nicolas A. Weinstein, Ms. Alla Felder, Dr. Shmuel Cabilly and Mr. Giuseppe Cipriano (each such grant subject to the election or re-election of such director to the Board, as the case may be, as provided in this Proxy Statement).

The Compensation Committee and Board of Directors have approved the proposed grant of options in light of each such non-executive director's contribution and anticipated contribution to the Company. The proposed grants comply with the principles of the Compensation Policy. The purpose of the grant is, inter alia, to compensate each such director for his/her service and significant contribution to the Company as well as to provide an equity incentive to continue to contribute to the Company's success and results of operations.

When discussing the suggested grants to the Company's non-executive directors, the Compensation Committee and the Board of Directors took into consideration, inter alia, that (i) each of the Company's members of the Board of Directors is required to maintain adequate supervision over the Company's management in circumstances of significant increase in the Company's business activities which would increase the time and attention required of the board members; and (ii) allocating options to the directors will increase their equity interest in the success of the Company and the results of its operations.

The background and qualifications of Dr. Shmuel Cabilly, Mr. Giuseppe Cipriano and Mr. Nicolas A. Weinstein and are described in Proposals 2 and 3 of this Proxy Statement. Below are summaries of the background and qualifications of Mr. Eric Swenden, Dr. Kenneth Reed Mr. Ofer Tsimchi and Ms. Alla Felder.

Eric Swenden has served as a member of our Board of Directors since May 3, 2010 and has served on our investment committee since May 5, 2011. From 1966 until 2001 Mr. Swenden served in various positions including Chief Executive Officer (since 1985) and Executive Chairman (since 1990) of Vandemoortele Food Group, a privately held Belgium-based European food group with revenue of approximately EUR 2 billion, and he currently serves on the board of directors of TBC S.A. and Maya Gold & Silver Ltd. Mr. Swenden holds an M.A. in Commercial Science from the University of Antwerp, Belgium. The Board of Directors has determined that Mr. Swenden is a financial and accounting expert under Israeli law.

Dr. Kenneth Reed has served as a member of our Board of Directors since December 15, 2009. Dr. Reed is a dermatologist practicing in private practice under the name of Kenneth Reed M.D. PC. Dr. Reed currently serves on the board of directors of Minerva Biotechnologies Corporation. Dr. Reed received his B.A from Brown University in the U.S. and an M.D from the University of Medicine and Dentistry of New Jersey in the U.S. Dr. Reed is a board-certified dermatologist with the over 25 years of clinical experience since completing the Harvard Medical School Residency Program in Dermatology. Dr. Reed is also a co-founder of Early Cell, a prenatal diagnostics company, and Prescient Pharma.

Ofer Tsimchi has served as a director on our Board of Directors since May 4, 2011, and a member of our audit committee and as the Chairman of our Compensation Committee since May 5, 2011. From 2008 to 2012, Mr. Tsimchi served as the Chairman of the board of directors of Polysack Plastic Industries Ltd. and Polysack-Agriculture Products, and since 2006, he has served as a Partner in the Danbar Group Ltd., a holding company. Mr. Tsimchi currently serves as the Chairman of the board of directors of Clal Concrete Products Ltd., and on the board of directors of Caesarstone Ltd., Amutat Zionut 2000, Danbar Group Ltd, and Maabarot Products Ltd. Mr. Tsimchi received his BA in Economics and Agriculture from the Hebrew University of Jerusalem, Israel. The Board of Directors has determined that Mr. Tsimchi is a financial and accounting expert under Israeli law.

Alla Felder has served as a director on our Board of Directors and a chairperson of our audit committee and a member of our Compensation Committee since May 6, 2019. Ms. Felder currently serves as a Director in numerous publicly listed leading Israeli companies across several industries, such as Enlight Renewable Energy Ltd., Ashtrom Properties Ltd., Carmit Industries Ltd. and Argaman Industries Ltd. Ms. Felder also served on the board of Neuroderm Ltd., leading up to its acquisition by Mitsubishi Tanabe Pharma Corporation in 2017. Ms. Felder is a business and financial advisor and currently serves as an external CFO for several technology companies and is also a lecturer in the College of Management Academic Studies Division. From 1997 to 2010 Ms. Felder was with PriceWaterhouseCoopers where she served in her last role as a senior manager.

The proposal would grant to each of the directors options to purchase 9,000 ADSs of the Company at an exercise price equal to $4.87 per ADS, the average closing price of the Company's ADSs on the Nasdaq Stock Market in the last 30 trading days prior to the date of the Board meeting approving the grant, plus 10%. The options would vest quarterly over four (4) years in equal parts (in the case of Ms. Felder and Mr. Cipriano, 25% of the options would vest on March 25, 2021 and thereafter at the end of each calendar quarter commencing March 31, 2021). The last date for exercise of the options would be ten (10) years following the grant date. First vesting would be as of March 31, 2020 (March 25, 2021 in the case of Ms. Felder and Mr. Cipriano) and the options will become fully vested, in accordance with the terms of the grant, on December 31, 2023.

The equity grants and related terms would be in accordance with the Company's Amended and Restated Award Plan (2010). The proposed equity grant to each of the directors represents 0.02% of the total outstanding equity of the Company, on a fully diluted basis.

It is proposed that at the General Meeting, the following resolution be adopted:

“RESOLVED, to approve the grant of options to acquire 9,000 ADSs of the Company to each of Mr. Eric Swenden, Dr. Kenneth Reed, Mr. Ofer Tsimchi, Mr. Nicolas Weinstein, Ms. Alla Felder, Dr. Shmuel Cabilly and Mr. Giuseppe Cipriano.”

The affirmative vote of at least a majority of the voting power represented at the General Meeting, in person or by proxy and voting thereon, is required to adopt this resolution.

THE COMPENSATION COMMITTEE AND THE BOARD OF DIRECTORS RECOMMEND THAT YOU VOTE FOR THE APPROVAL OF OPTION GRANTS TO THE NON-EXECUTIVE DIRECTORS OF THE COMPANY.

PROPOSAL NO. 8

GRANT OF OPTIONS TO PURCHASE ADSs OF THE COMPANY TO MR. DROR BEN-ASHER, THE COMPANY’S CHIEF EXECUTIVE OFFICER AND CHAIRMAN OF THE BOARD OF DIRECTORS

The Companies Law requires that the terms of service and employment of a company’s Chief Executive Officer be approved by the company’s compensation committee, the board of directors and the shareholders of the company, except in the limited circumstances set forth in the Companies Law. In addition, the Companies Law provides that transactions between a company and its directors regarding their terms of office as director, and with respect to their terms of employment in other positions in the company, are subject to the approval of such company's audit committee or compensation committee, as applicable, board of directors and shareholders.

Mr. Dror Ben-Asher has served as the Company's Chief Executive Officer and the Chairman of the Board of Directors since its incorporation. In light of Mr. Ben-Asher's contribution to the Company, and in accordance with the Company's compensation policy, the Board of Directors and compensation committee have determined that the proposed grant of options to purchase ADSs is appropriate, reasonable and reflect the significant contribution of Mr. Ben-Asher to the Company.

When discussing proposed grant of options to purchase ADSs, the Compensation Committee and the Board of Directors took into consideration, inter alia: (i) that Mr. Ben-Asher is one of the two entrepreneurs who founded the Company in August 2009 and has been leading the Company from the date of the Company's establishment until today; (ii) the Company's strategic milestones achieved during the last year are due to Mr. Ben-Asher's leadership and contribution; (iii) the proposed grant of options is reasonable due to Mr. Ben-Asher’s past and continued contribution to the progress of the Company; and (iv) the grant of options to Mr. Ben-Asher will increase his equity interest in the success of the Company and its results of operations.

The proposed grant of options to purchase 90,000 ADSs of the Company at an exercise price equal to $4.87 per ADS, the average closing price of the Company's ADSs on the Nasdaq in the last 30 trading days prior to Board approval of the grant to Mr. Ben-Asher, plus 10%. The options would vest quarterly over four (4) years in equal parts. The last date for exercise of the options would be ten (10) years following the grant date. First vesting would be as of March 31, 2020 and the options would become fully vested, in accordance with the terms of the grant, on December 31, 2023. The equity grant would be in accordance with the Company's Amended and Restated Award Plan (2010), and the remaining terms of the equity grant would be in accordance with such plan. The proposed equity grant represents 0.23% of the total outstanding equity of the Company on a fully diluted basis. The purpose of the grant is, inter alia, to compensate Mr. Ben-Asher for his service and his continual contribution to the Company as well as incentivize Mr. Ben-Asher to continue to contribute to the Company's success and results of operations.

It is proposed that at the General Meeting the following resolution be adopted:

“RESOLVED, to approve the grant of options to acquire 90,000 ADSs of the Company to Mr. Dror Ben-Asher.”

The affirmative vote of at least a majority of the voting power represented at the General Meeting, in person or by proxy, and voting on the matter presented, is required for shareholders to approve this resolution provided that either: (i) such majority vote at the General Meeting shall include at least a majority of the total votes of shareholders who are not controlling shareholders of the Company (as defined in the Companies Law) and do not have a personal interest in the approval of the proposal, participating in the voting at the General Meeting, in person or by proxy, without taking abstentions into account; or (ii) the total number of votes of the non-controlling shareholders mentioned in clause (i) above that are voted against such proposal does not exceed two percent (2%) of the total voting rights in the Company.

The compensation committee and the Board of Directors recommend a vote FOR the approval of GRANT OF OPtIONS TO Mr. Dror Ben-Asher.

PROPOSAL NO. 9

REVISIONS TO THE COMPENSATION TERMS OF MR. RICK D. SCRUGGS, THE COMPANY CHIEF COMMERCIAL OFFICER

The Companies Law provides that transactions between a company and its directors regarding their terms of office as director, and with respect to their terms of employment in other positions in the company, are subject to the approval of such company's audit committee or compensation committee, as applicable, board of directors and shareholders.

Mr. Rick D. Scruggs has served as the Company’s Chief Commercial Officer since February 2020 and has served as its Chief Operations Officer, U.S. Operations since January 1, 2019 and as a member of the Board of Directors since January 1, 2016. Mr. Scruggs has significant business development and commercial experience in the biopharma industry, including as the former Executive Vice President of Business Development at Salix Pharmaceuticals.

The proposed revisions to the terms of employment of Mr. Scruggs are (i) an increase of the salary of Mr. Scruggs from $210,000 annually to $315,000 annually effective as of September 1, 2019 and an increase of salary from $315,000 per year to $600,000 per year effective as of April 1, 2020 (proposed increase to be actually paid as of such date at such time as determined by the Compensation Committee within six months of the General Meeting) and (ii) the grant of options to purchase 75,000 ADSs of the Company at an exercise price equal to the average closing price of the Company's ADSs on the Nasdaq Stock Market in the last 30 trading days prior to General Meeting approval of the grant to Mr. Scruggs, plus 10% (but in no event less than the closing market price of the Company's ADSs on the date of the General Meeting approving the grant). The options would vest quarterly over four (4) years in equal parts. The last date for exercise of the options would be ten (10) years following the grant date. First vesting would be as of March 31, 2020 and the options will become fully vested, in accordance with the terms of the grant, on December 31, 2023.

The equity grant would be in accordance with the Company's Amended and Restated Award Plan (2010), as amended, and the remaining terms of the equity grant would be in accordance with such plan. The proposed equity grant represents 0.19% of the total outstanding equity of the Company on a fully diluted basis. The purpose of the revised terms of service and the option grant is, inter alia, to compensate Mr. Scruggs for his service and his continual contribution to the Company, as well as incentivize Mr. Scruggs to continue to contribute to the Company's success and results of operations.

The Company’s Compensation Policy provides that the annual base salary for each officer will not exceed 90% of the annual base salary for the Company’s Chief Executive Officer. Following the proposed increase in base salary for Mr. Scruggs, the base salary of Mr. Scruggs would exceed that of Mr. Dror Ben-Asher, the Company’s Chief Executive Officer, and therefore the proposed increased base salary of Mr. Scruggs would not be in accordance with the Company’s Compensation Policy. The Companies Law requires a special shareholder approval for compensation to an officer that is not in accordance with a company’s compensation policy.

When discussing the proposed revisions to the terms of employment of Mr. Scruggs, the Compensation Committee and the Board of Directors took into consideration that Mr. Scruggs’ compensation is significantly below peer group compensation benchmark, that Mr. Scruggs been leading the commercialization activities of the Company for the last year, and as the business of the Company has been increasingly focused on its U.S. commercialization activities, the work of Mr. Scruggs is critical to the success of the Company. They also determined that the grant of options to purchase ADSs is reasonable considering the circumstances, and the grant of options to Mr. Scruggs would increase his equity interest in the success of the Company and its results of operations.

In addition, when discussing the proposed increased base salary of Mr. Scruggs, the Compensation Committee and Board also took into consideration the advancement of the Company’s goals, its work plan and its policies with a long-term view, the creation of proper incentives for Company officers in view of the Company’s risk management policy, the Company’s size and activities, the education, skills, experience, expertise and accomplishments of Mr. Scruggs and his position, responsibilities and prior compensation agreements.

It is proposed that at the General Meeting the following resolution be adopted:

“RESOLVED, to approve the revisions to the terms of compensation and the grant of options to purchase 75,000 ADSs to Mr. Rick D. Scruggs.”

The affirmative vote of at least a majority of the voting power represented at the General Meeting, in person or by proxy, and voting on the matter presented, is required for shareholders to approve this resolution provided that either: (i) such majority vote at the General Meeting shall include at least a majority of the total votes of shareholders who are not controlling shareholders of the Company (as defined in the Companies Law) and do not have a personal interest in the approval of the proposal, participating in the voting at the General Meeting, in person or by proxy, without taking abstentions into account; or (ii) the total number of votes of the non-controlling shareholders mentioned in clause (i) above that are voted against such proposal does not exceed two percent (2%) of the total voting rights in the Company.

The compensation committee and the Board of Directors recommend a vote FOR the approval of revisions to the terms of compensation AND GRANT OF OPTIONS TO Mr. Scruggs.

PROPOSAL NO. 10

EXTENSION OF OPTIONS TO PURCHASE ADSs OF THE COMPANY GRANTED TO DR. KENNETH REED AND MR. ERIC SWENDEN, DIRECTORS OF THE COMPANY

On May 26, 2013, the Company granted options to purchase an aggregate of 106,250 ADSs to certain of the Company’s officers, Board members, team members and consultants at an exercise price of $11.20 per ADS, including options granted to Dr. Kenneth Reed and Mr. Eric Swenden, directors of the Company, which options have an expiration date of May 26, 2020. In order to incentivize Dr. Reed and Mr. Swenden, and to reward them for their dedication and commitment to the Company, the Company's Compensation Committee and the Board of Directors approved the extension of the exercise period for options to purchase 10,000 ADSs granted to Dr. Reed on May 26, 2013 and for options to purchase 625 ADSs granted to Mr. Swenden on such date, each until May 26, 2023.

The proposed extension of the options would be on the same terms as the current terms and conditions of the options except that the exercise price of the options would be the Updated Exercise Price (as defined in Proposal 12 below), and only if Proposal 12 below is approved. If Proposal 12 is not approved, the exercise price of the options will remain at $11.20 per ADS.

The background and qualifications of Dr. Kenneth Reed and Mr. Eric Swenden are described in Proposal 7 of this Proxy Statement.

It is proposed that at the General Meeting, the following resolution be adopted:

"RESOLVED, to approve the extension of the exercise period of options to purchase 10,000 ADSs granted to Dr. Kenneth Reed and options to purchase 625 ADSs granted to Mr. Eric Swenden, each until May 26, 2023, with an exercise price as provided in the proxy statement and all other terms remaining unchanged."

The affirmative vote of at least a majority of the voting power represented at the General Meeting, in person or by proxy and voting thereon, is required to adopt this resolution.

THE COMPENSATION COMMITTEE AND THE BOARD OF DIRECTORS RECOMMEND THAT YOU VOTE FOR THE APPROVAL OF EXTENSION OF OPTIONS OF DR. KENNETH REED AND MR. ERIC SWENDEN.

PROPOSAL NO. 11

EXTENSION OF OPTIONS TO PURCHASE ADSs OF THE COMPANY GRANTED TO MR. DROR BEN-ASHER

On July 31, 2013, the Company granted options to purchase 30,000 ADSs to Mr. Ben-Asher at an exercise price of $11.20 per ADS and an expiration date of July 31, 2020. In order to incentivize Mr. Ben-Asher and to reward him for his dedication and commitment to the Company, the Company's Compensation Committee and the Board of Directors approved the extension of the exercise period of such options until July 31, 2023.

The proposed extension of the options would be on the same terms as the current terms and conditions of the options except that the exercise price of the options would be the Updated Exercise Price (as defined in Proposal 12 below), and only if Proposal 13 below is approved. If Proposal 13 is not approved, the exercise price of the options will remain at $11.20 per ADS.

It is proposed that at the General Meeting, the following resolution be adopted:

"RESOLVED, to approve the extension of the exercise period of options to purchase 30,000 ADSs granted to Mr. Ben-Asher until July 31, 2023, with an exercise price as provided in the proxy statement and all other terms remaining unchanged."

The affirmative vote of at least a majority of the voting power represented at the General Meeting, in person or by proxy, and voting on the matter presented, is required for shareholders to approve this resolution provided that either: (i) such majority vote at the General Meeting shall include at least a majority of the total votes of shareholders who are not controlling shareholders of the Company (as defined in the Companies Law) and do not have a personal interest in the approval of the proposal, participating in the voting at the General Meeting, in person or by proxy, without taking abstentions into account; or (ii) the total number of votes of the non-controlling shareholders mentioned in clause (i) above that are voted against such proposal does not exceed two percent (2%) of the total voting rights in the Company.

The Compensation Committee and the Board recommend a vote FOR the approval of extension of options to acquire Adss of Mr. Dror Ben-Asher.

PROPOSAL NO. 12

REPRICING OF OPTIONS EXERCISABLE INTO ADSs OF THE COMPANY GRANTED TO THE COMPANY'S DIRECTORS

The exercise price of each option to purchase ADSs granted by the Company under the Plan exceeds (and in most cases, significantly exceeds) the current price per ADS on the Nasdaq. As a result, the Compensation Committee and the Board of Directors approved the repricing of all of the outstanding options on the terms described below in order to incentive the Company's officers, team members and consultants to continue to contribute to the Company's success and results of operations.

In the context of this repricing, the Compensation Committee and the Board of Directors also approved the repricing of the options to purchase 298,125 ADSs in the aggregate held by Company directors (including Mr. Rick D. Scruggs) on the same terms as the repricing of options held by other grantees under the Plan in order to incentive the directors to continue to contribute to the Company's success and results of operations. The exercise prices of the options held by directors range from $8.90 per ADS to $15.75 per ADS and have an average exercise price of $11.63 per ADS.

It is proposed to reprice each of the existing options held by the Company's directors to an exercise price (called, the “Updated Exercise Price”) equal to fifty percent (50%) of the current exercise price of each such option, but not less than $6.00; provided that (x) the exercise price will lowered to $5.00 if the Company generates (a) at least $75 million of net revenues or negative Earnings Before Interest, Taxes, Depreciation and Amortization (“EBITDA”) of less than $55 million in 2020; (b) at least $100 million of net revenues or negative EBITDA of less than $40 million in 2021; or (c) at least $130 million of net revenues or negative EBITDA of less than $20 million in 2022, and (y) the exercise price will lowered to $4.30, if the Company generates (a) at least $75 million of net revenues and negative EBITDA of less than $55 million in 2020; (b) at least $100 million of net revenues and negative EBITDA of less than $40 million in 2021; or (c) at least $130 million of net revenues and negative EBITDA of less than $20 million in 2022; provided, that in the case of Mr. Scruggs, the Updated Exercise Price will not be less than the closing market price of the Company's ADSs on the date of the General Meeting.

It is proposed that at the General Meeting, the following resolution be adopted:

"RESOLVED, to approve the repricing of each of the options granted to the Company’s directors under the Plan to the exercise price described in the proxy statement."

The affirmative vote of at least a majority of the voting power represented at the General Meeting, in person or by proxy and voting thereon, is required to adopt this resolution.

THE COMPENSATION COMMITTEE AND THE BOARD OF DIRECTORS RECOMMEND THAT YOU VOTE FOR THE APPROVAL OF THE REPRICING OF OPTIONS GRANTED TO THE COMPANY’S DIRECTORS.

PROPOSAL NO. 13

REPRICING OF OPTIONS EXERCISABLE INTO ADSs OF THE COMPANY GRANTED TO MR. DROR BEN-ASHER

The exercise price of each option to purchase ADSs granted by the Company under the Plan exceeds (and in most cases, significantly exceeds) the current price per ADS on the Nasdaq. As a result, the Compensation Committee and the Board of Directors approved the repricing of all of the outstanding options on the terms described below in order to incentive the Company's officers, team members and consultants to continue to contribute to the Company's success and results of operations.

In the context of this repricing, the Compensation Committee and the Board of Directors also approved the repricing of the options to purchase 534,000 ADSs held by Mr. Dror Ben-Asher on the same terms as the repricing of options held by other grantees under the Plan in order to incentive Mr. Ben-Asher to continue to contribute to the Company's success and results of operations. The exercise prices of the options held by Mr. Ben-Asher range from $6.50 per ADS to $14.80 per ADS and have an average exercise price of $9.84 per ADS.

It is proposed to reprice each of the existing options held by Mr. Ben-Asher to an exercise price equal to fifty percent (50%) of the current exercise price of each such option, but not less than $6.00; provided that (x) the exercise price will lowered to $5.00 if the Company generates (a) at least $75 million of net revenues or negative Earnings Before Interest, Taxes, Depreciation and Amortization (“EBITDA”) of less than $55 million in 2020; (b) at least $100 million of net revenues or negative EBITDA of less than $40 million in 2021; or (c) at least $130 million of net revenues or negative EBITDA of less than $20 million in 2022, and (y) the exercise price will lowered to $4.30, if the Company generates (a) at least $75 million of net revenues and negative EBITDA of less than $55 million in 2020; (b) at least $100 million of net revenues and negative EBITDA of less than $40 million in 2021; or (c) at least $130 million of net revenues and negative EBITDA of less than $20 million in 2022.

It is proposed that at the General Meeting, the following resolution be adopted:

"RESOLVED, to approve the repricing of each of the options granted to Mr. Dror Ben-Asher under the Plan to the exercise price described in the proxy statement."

The affirmative vote of at least a majority of the voting power represented at the General Meeting, in person or by proxy, and voting on the matter presented, is required for shareholders to approve this resolution provided that either: (i) such majority vote at the General Meeting shall include at least a majority of the total votes of shareholders who are not controlling shareholders of the Company (as defined in the Companies Law) and do not have a personal interest in the approval of the proposal, participating in the voting at the General Meeting, in person or by proxy, without taking abstentions into account; or (ii) the total number of votes of the non-controlling shareholders mentioned in clause (i) above that are voted against such proposal does not exceed two percent (2%) of the total voting rights in the Company.

THE COMPENSATION COMMITTEE AND THE BOARD OF DIRECTORS RECOMMEND THAT YOU VOTE FOR THE APPROVAL OF THE REPRICING OF OPTIONS GRANTED TO MR. DROR BEN-ASHER.

PROPOSAL NO. 14

INCREASE OF AUTHORIZED SHARE CAPITAL

The Company's authorized share capital is currently NIS 6 million, consisting of 594 million Ordinary Shares, NIS 0.01 par value per share, and 6 million preferred shares, NIS 0.01 par value per share. As of March 31, 2020, the Company had approximately 182,097,884 Ordinary Shares (the equivalent of 18,209,788 ADSs) available for future issuance after taking into account the shares available for issuance under existing options (consisting of approximately 30% of its current authorized share capital).

The Board of Directors recommends that at the General Meeting, the shareholders approve an amendment to the Company's Articles of Association increasing the authorized share capital of the Company by an additional NIS 2 million such that the authorized share capital shall be NIS 8 million, consisting of 794 million Ordinary Shares, NIS 0.01 par value per share (the equivalent of 79.4 million ADSs) and 6 million preferred shares, NIS 0.01 par value per share. The Board of Directors believes that the proposed increase in the Company's share capital is necessary to ensure that the Company will have sufficient authorized share capital available to pursue opportunities in the future without undue delay and expenses. These opportunities could include, without limitation, subject to receipt of all requisite approvals under Israeli law, the issuance of additional shares and/or warrants to raise additional capital for the Company's business, to execute potential acquisitions, or to make future grants under the Company's Amended and Restated Award Plan (2010), as amended.

"RESOLVED, to approve an amendment to the Company's Articles of Association increasing the authorized share capital of the Company from NIS 6 million, consisting of 594 million Ordinary Shares, NIS 0.01 par value per share, and 6 million preferred shares, NIS 0.01 par value per share, to NIS 8 million, consisting of 794 million Ordinary Shares, NIS 0.01 par value per share, and 6 million preferred shares, NIS 0.01 par value per share."

The affirmative vote of at least a majority of the voting power represented at the General Meeting, in person or by proxy and voting thereon, is required to adopt this resolution.

THE BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE FOR THE APPROVAL OF THE INCREASE OF THE AUTHORIZED SHARE CAPITAL.

Other than as set forth above, as of the mailing date of this Proxy Statement, management knows of no additional business to be transacted at the General Meeting, but, if any other matters are properly presented at the General Meeting, the persons named in the enclosed form of proxy will vote upon such matters in accordance with their best judgment.

By order of the Board of Directors

Dror Ben-Asher

Chairman of the Board of Directors
Dated: April 1, 2020

Appendix A - Form of Statement of a Candidate to Serve as a Director

The undersigned, ____________________, hereby declares to RedHill Biopharma Ltd. (the “Company”), effective as of ____________________________, as follows:

I am making this statement as required under Section 224B of the Israeli Companies Law, 5759-1999 (the “Israeli Companies Law”). Such provision requires that I make the statements set forth below prior to, and as a condition to, the submission of my election as a director of the Company to the approval of the Company's shareholders.

I possess the necessary qualifications and skills and have the ability to dedicate the appropriate time for the purpose of performing my service as a director in the Company, taking into account, among other things, the Company's special needs and its size.

My qualifications were presented to the Company. In addition, attached hereto is a biographical summary as contained in the Company's most recent Form 20-F, which includes a description of my academic degrees, as well as previous experience relevant for the evaluation of my suitability to serve as a director.

I am not restricted from serving as a director of the Company under any items set forth in Sections 2261, 226A2 or 2273 of the Israeli Companies Law, which include, among other things, restrictions relating to the appointment of a minor, a person who is legally incompetent, a person who was declared bankrupt, a person who has prior convictions or anyone whom the administrative enforcement committee of the Israel Securities Law 5728-1968 (the “Israel Securities Law”) prohibits from serving as a director.

I am aware that this statement shall be presented at the Annual General Meeting of Shareholders of the Company in which my election shall be considered, and that pursuant to Section 241 of the Israeli Companies Law it shall be kept in the Company’s registered office and shall be available for review by any person.

Should a concern arise of which I will be aware and/or that will be brought to my attention, pursuant to which I will no longer fulfill one or more of the requirements and/or the declarations set forth above, I shall notify the Company immediately, in accordance with Section 227A of the Israeli Companies Law.

IN WITNESS WHEREOF, the undersigned has signed this statement as of the date set forth above.

Name: _________________	Signature: __________________

Date: __________________

1 As of the date hereof, Section 226 of the Israeli Companies Law generally provides that a candidate shall not be appointed as a director of a public company (i) if the person was convicted of an offense not listed below but the court determined that due to its nature, severity or circumstances, he/she is not fit to serve as a director of a public company for a period that the court determined which shall not exceed five years from judgment or (ii) if he/she has been convicted of one or more offences specified below, unless five years have elapsed from the date the convicting judgment was granted or if the court has ruled, at the time of the conviction or thereafter, that he/she is not prevented from serving as a director of a public company:

(1) offenses under Sections 290-297 (bribery), 392 (theft by an officer), 415 (obtaining a benefit by fraud), 418-420 (forgery), 422-428 (fraudulent solicitation, false registration in the records of a legal entity, manager and employee offences in respect of a legal entity, concealment of information and misleading publication by a senior officer of a legal entity, fraud and breach of trust in a legal entity, fraudulent concealment, blackmail using force, blackmail using threats) of the Israel Penal Law 5737-1997; and offences under sections 52C, 52D (use of inside information), 53(a) (offering shares to the public other than by way of a prospectus, publication of a misleading detail in the prospectus or in the legal opinion attached thereto, failure to comply with the duty to submit immediate and period reports) and 54 (fraud in securities) of the Israel Securities Law;

(2) conviction by a court outside of the State of Israel of an offense of bribery, fraud, offenses of directors/managers in a corporate body or exploiting inside information.

2 As of the date hereof, Section 226A of the Israeli Companies Law provides that if the administrative enforcement committee of the Israel Securities Authority has imposed on a person enforcement measures that prohibited him/her from holding office as director of a public company, that person shall not be appointed as a director of a public company in which he/she is prohibited to serve as a director according to this measure.

3 As of the date hereof, Section 227 of the Israeli Companies Law provides that a candidate shall not be appointed as a director of a company if he/she is a minor, legally incompetent, was declared bankrupt and not discharged, and with respect to a corporate body – in case of its voluntary dissolution or if a court order for its dissolution was granted.

Appendix B

RedHill Biopharma Ltd.

(the “Company”)

AMENDED AND RESTATED AWARD PLAN (2010)

As most recently amended by the Board of Directors on March ~~January~~ 3~~July 22~~, 2020~~19~~

1.       PREAMBLE

* * * *

1.4	The Plan contemplates the grant of Awards by the Company both as a private company and as a company whose securities are publicly-traded. In the event the Company’s securities should be registered for trading on the ~~Tel Aviv Stock~~Nasdaq Stock Exchange, the New York Stock Exchange, any other stock exchange or an electronic quotation system, whether in ~~Israel,~~ the USA or elsewhere, the Awards allotted in accordance with the Plan may be made conditional to any requirement or instruction of the stock exchange authorities or of any other relevant authority acting pursuant to applicable law as shall exist from time to time. In such case, by means of a Board resolution, the Plan and the Agreements prepared pursuant hereto, may be amended as necessary to meet such requirements. In the event of a contradiction between any such amendment and the Plan’s provisions, the amendment shall prevail.

* * * *

3.	SHARES SUBJECT TO THE PLAN

The maximum number of ordinary shares of the Company that may be issued under the Plan is ~~51,332,508 Shares~~ 59,206,448 Shares and shall be increased or decreased on January 1 of each calendar year to an amount equal to fifteen percent (15%) of the Company's total share capital on a fully-diluted basis on December 31 of the immediately preceding calendar year, one hundred percent (100%) of which may be granted pursuant to Incentive Stock Options. The Board may from time to time increase or decrease the maximum number of ordinary shares that may be issued under the Plan.

* * * *

16.	AWARD MODIFICATIONS

Subject to the terms, conditions and limitations of the Plan, the Board at any time and from time to time in its discretion: (i) may select (by price, expiration or other relevant term or otherwise) one or more outstanding Awards granted under the Plan; (ii) may modify, extend or renew those Awards; (iii) may authorize the Company to accept the surrender of outstanding Awards and grant new or replacement Awards pursuant to the Plan in substitution therefor; and (iv) may provide that such modified, extended, renewed or substituted Awards have one or more of the following (in any combination) (A) a lower exercise price or similar component than the surrendered Award or Awards, (B) a higher number of Shares covered by such Award than the number of Shares covered by the surrendered Award or Awards, (C) a longer term than the surrendered Award or Awards, (D) more rapid vesting and exercise ability than the surrendered Award or Awards, (E) a different market or intrinsic value than the surrendered Award or Awards, and (F) other modifications and additional provisions that are authorized by the Plan and more favorable to the grantee than the surrendered Award or Awards. Notwithstanding the foregoing, however: (1) if the exercise price or similar component of the original Award was originally set at the Fair Market Value or a specified fraction or multiple thereof, such exercise price or similar component shall not be lowered in any such modification, extension, renewal or substitution to an amount that is less than the full Fair Market Value or such specified fraction or multiple thereof, as applicable, on the date of such modification, extension, renewal or substitution; (2) no modification of an Award granted under this Plan shall adversely affect the rights or obligations of a grantee under such Award without such grantee’s consent; and (3) no adjustments or modifications shall be made or authorized pursuant to this Section 16 to  the extent such adjustment would cause the Plan or any Award to violate Section 422 of the Code or Section 409A of the Code.  Any adjustments made pursuant to this Section 16 shall be made in accordance with the rules of any securities exchange, stock market, or stock quotation system to which the Company is subject

17~~6~~.	EFFECTIVENESS OF THE PLAN; APPROVALS

The Plan shall become effective as of the date determined by the Board. Notwithstanding the foregoing and Sections 3 and 15 above, in the event that approval of the Plan or any modification or amendment thereto by the shareholders of the Company is required under applicable law or pursuant to applicable stock exchange rules or regulations, such approval shall, to the extent possible, be obtained within the time required under the applicable law, rule or regulation. If such shareholder approval is required in connection with the application of specified tax treatments, the Company shall make reasonable efforts to obtain such approval within the required time.

18~~7~~.	RELEASE OF THE TRUSTEE AND THE ATTORNEY FROM LIABILITY

In no event shall the Trustee or the Attorney be liable to any grantee under the Plan, or to a purchaser of Shares from any grantee with respect to any act which has been or will be carried out in relation to the Plan, its execution and any matter connected thereto or arising therefrom. The grantee will be required to covenant upon signing the Agreement that he or she will not make any claim against the Trustee or the Attorney in any manner whatsoever and on any ground whatsoever and that he or she will expressly agree that if the Trustee or the Attorney are sued by them, then the Trustee or the Attorney shall be entitled by virtue of this Section alone to apply to the court for dismissal of the action against them with costs.

19~~8~~.	GOVERNING LAWS

The Plan and all instruments issued thereunder shall be governed by and construed in accordance with the laws of the State of Israel, subject to the provisions of the Code with respect to Incentive Stock Options and, in the event of any ambiguity or conflict, the provisions hereof shall be so construed and applied as to give effect to the intention that any Incentive Stock Option granted will qualify as such under Section 422 of the Code.

* * * *

Annual General Meeting of RedHill Biopharma Ltd.

Date: May 4, 2020

See Voting Instruction On Reverse Side.

Please make your marks like this: ☒ Use pen only

		For	Against	Abstain
1.	To appoint Kesselman & Kesselman, certified public accountants in Israel and a member of PricewaterhouseCoopers International Limited, as the Company's auditors for the year 2020 and for an additional period until the next Annual General Meeting; and to inform the shareholders of the aggregate compensation paid to the auditors for the year ended December 31, 2019;	☐	☐	☐
2.	To approve the re-election of Mr. Rick D. Scruggs to the board of directors of the Company (the "Board of Directors"), and the election of Dr. Shmuel Cabilly and Mr. Giuseppe Cipriano to the Board of Directors for an additional three-year term until the annual general meeting to be held in 2023;			
2A.	Mr. Rick D. Scruggs	☐	☐	☐
2B.	Dr. Shmuel Cabilly	☐	☐	☐
2C.	Mr. Giuseppe Cipriano	☐	☐	☐
3.	To approve the re-election of Mr. Nicolas Weinstein to the Board of Directors, for an additional one-year term until the annual general meeting to be held in 2021;	☐	☐	☐
4.	To approve an amendment to the Company's Compensation Policy;	☐	☐	☐
		Yes	**No**	
4a.	**Are you a controlling shareholder or do you have a personal interest in approval of proposal 4 above? (Response required for vote to be counted.)**	☐	☐	
		For	**Against**	**Abstain**
5.	To approve an amendment of the Company's Amended and Restated Award Plan (2010);	☐	☐	☐
6.	To approve the engagement by the Company of Mr. Dror Ben-Asher to serve as the Company's Chairman of the Board of Directors and the Company's Chief Executive Officer;	☐	☐	☐
		Yes	**No**	
6a.	**Are you a controlling shareholder or do you have a personal interest in approval of proposal 6 above? (Response required for vote to be counted.)**	☐	☐	
		For	**Against**	**Abstain**
7.	To approve a grant of options to purchase American Depository Shares ("ADSs") (each representing 10 ordinary shares, par value NIS 0.01 per share) of the Company to the non-executive directors of the Company;	☐	☐	☐
8.	To approve the grant of options to purchase ADS's of the Company to Mr. Dror Ben-Asher;	☐	☐	☐
		Yes	**No**	
8a.	**Are you a controlling shareholder or do you have a personal interest in approval of proposal 8 above? (Response required for vote to be counted.)**	☐	☐	
		For	**Against**	**Abstain**
9.	To approve revisions to the compensation terms and the grant of options to purchase ADS's of the Company to Mr. Rick D. Scruggs, the Company's Chief Commercial Officer;	☐	☐	☐
		Yes	**No**	
9a.	**Are you a controlling shareholder or do you have a personal interest in approval of proposal 9 above? (Response required for vote to be counted.)**	☐	☐	
10.	To approve an extension of options to purchase ADSs of the Company granted to certain Company directors;	☐	☐	☐
11.	To approve an extension of options to purchase ADSs of the Company granted to Mr. Dror Ben-Asher;	☐	☐	☐
		Yes	**No**	
11a.	**Are you a controlling shareholder or do you have a personal interest in approval of proposal 11 above? (Response required for vote to be counted.)**	☐	☐	
		For	**Against**	**Abstain**
12.	To approve the repricing of options exercisable into ADSs of the Company granted to the Company's directors;	☐	☐	☐
13.	To approve the repricing of options exercisable into ADSs of the Company granted to Mr. Dror Ben-Asher; and	☐	☐	☐
		Yes	**No**	
13a.	**Are you a controlling shareholder or do you have a personal interest in approval of proposal 13 above? (Response required for vote to be counted.)**	☐	☐	
		For	**Against**	**Abstain**
14.	To approve an increase in the Company's authorized share capital.	☐	☐	☐

Authorized Signatures - This section must be completed for your instructions to be executed.

Please Sign Here ______________________ Please Date Above ______________

Please Sign Here ______________________ Please Date Above ______________

← Please separate carefully at the perforation and return just this portion in the envelope provided. ←

Annual General Meeting of RedHill Biopharma Ltd.
to be held on May 4, 2020
For Holders as of April 1, 2020

MAIL

- Mark, sign and date your Voting Instruction Form.
- Detach your Voting Instruction Form.
- Return your Voting Instruction Form in the postage-paid envelope provided.

All votes must be received by 12:00 p.m. EST, on May 1, 2020.

PROXY TABULATOR FOR

REDHILL BIOPHARMA LTD.
P.O. BOX 8016
CARY, NC 27512-9903

EVENT #

CLIENT #

Copyright © 2020 Mediant Communications Inc. All Rights Reserved

REDHILL BIOPHARMA LTD.

Instructions to The Bank of New York Mellon, as Depositary
(Must be received prior to 12:00 p.m. EST on May 1, 2020)

The undersigned registered owner of American Depositary Shares hereby requests and instructs The Bank of New York Mellon, as Depositary, to endeavor, in so far as practicable, to vote or cause to be voted the amount of Shares or other Deposited Securities represented by such Shares of **RedHill Biopharma Ltd.** registered in the name of the undersigned on the books of the Depositary as of the close of business on **April 1, 2020** at the **Annual General Meeting** of the Shareholders of **RedHill Biopharma Ltd.** to be held on **May 4, 2020** or any postponement or adjournment thereof in respect of the resolutions specified on the reverse.

NOTES:

1. **Please direct the Depositary how it is to vote by placing an "X" in the appropriate box opposite each agenda item.**
2. **If you do not vote or if your voting instructions are not received before the deadline, you will be deemed to have given a discretionary proxy to the Company to vote the shares represented by your ADRs pursuant to the terms and conditions of the ADRs and the Deposit Agreement under which they are issued.**

PROXY TABULATOR FOR
REDHILL BIOPHARMA LTD.
P.O. BOX 8016
CARY, NC 27512-9903